[LETTERHEAD]
                                HUMAN BIOSYSTEMS

                                January 23, 2006

 VIA FACSIMILE


Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C.  20549-0304


Attn:	Mr. Jeffrey Riedler
	Assistant Director

Re: Human BioSystems
    Registration Statement on Form SB-2
    Request of Acceleration of Effectiveness
    File No. 333-128991


Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the Commission take appropriate action to cause the above-referenced registration statement to become effective at 5:00 p.m. EST on Thursday, January 26, 2006, or as soon thereafter as practicable. Pursuant to your letter of October 25, 2005, the Company acknowledges that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you in advance for your consideration, and please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

Human BioSystems


By:/s/ Harry Masuda
------------------------
Harry Masuda
Chief Executive Officer